              CONESVILLE COAL PREPARATION COMPANY
               QUARTERLY REPORT PER REQUIREMENTS
            OF HOLDING COMPANY ACT RELEASE NO. 23463
            FOR THE QUARTER ENDED DECEMBER 31, 1995





                           CONTENTS


                                                            Page

Statements of Income                                         1

Balance Sheet                                                2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                 3

Statements of Cost of Operation                              4

Price Per Ton of Coal Deliveries                             5

                  CONESVILLE COAL PREPARATION COMPANY
                       STATEMENTS OF INCOME
           BY MONTH,FOR THE QUARTER ENDED DECEMBER 31, 1995
                           (UNAUDITED)

                                                                        Three
                                                                        Months
                                          October  November  December   Ended
                                           1995      1995      1995    12/31/95
                                                     (in thousands)
OPERATING REVENUES - Services to Parent      $761      $765      $670    $2,196

COST OF OPERATION                             753       758       658     2,169
                                            ----      ----      ----    ------

OPERATING INCOME                                8         7        12        27

FEDERAL INCOME TAXES                            2         1         6         9
                                            ----      ----      ----    ------

NET INCOME                                     $6        $6        $6       $18
                                            ====      ====      ====    ======

The common stock of the Company is wholly owned by Columbus Southern Power Company.

                  CONESVILLE COAL PREPARATION COMPANY
                          BALANCE SHEETS
         BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1995
                            (UNAUDITED)
                                      October 31, November 30, December 31,
                                         1995         1995         1995
                                                 (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service                  $1,404       $1,404       $1,404
  Accumulated Amortization                    932          943          953
                                          ------       ------       ------
      NET MINING PLANT                        472          461          451
                                          ------       ------       ------
CURRENT ASSETS:
  Cash and Cash Equivalents                    51           54           18
  Accounts Receivable -
    Affiliated Companies                    2,019        2,386        2,601
  Materials and Supplies                      872          868          880
  Other                                        86           70           54
                                          ------       ------       ------
      TOTAL CURRENT ASSETS                  3,028        3,378        3,553
                                          ------       ------       ------
DEFERRED INCOME TAXES                         660          670          669
                                          ------       ------       ------
REGULATORY ASSETS                             287          284          280
                                          ------       ------       ------
DEFERRED CHARGES                               15           22           47
                                          ------       ------       ------
      TOTAL                                $4,462       $4,815       $5,000
                                          ======       ======       ======

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000
    Authorized - 500 Shares
    Outstanding - 100 Shares                 $100         $100         $100
  Paid-in Capital                             400          400          400
  Retained Earnings                           668          674          680
                                          ------       ------       ------
      TOTAL SHAREHOLDER'S EQUITY            1,168        1,174        1,180
                                          ------       ------       ------
OTHER NONCURRENT LIABILITIES                  911          916          921
                                          ------       ------       ------
CURRENT LIABILITIES:
  Accounts Payable:
    General                                   143          151          208
    Affiliated Companies                       81          122          134
  Accrued Rentals                             327          616          867
  Other                                       264          271          270
                                          ------       ------       ------
      TOTAL CURRENT LIABILITIES               815        1,160        1,479
                                          ------       ------       ------
DEFERRED GAIN ON SALE OF PLANT              1,459        1,439        1,420
                                          ------       ------       ------
REGULATORY LIABILITIES                        109          126          -
                                          ------       ------       ------
      TOTAL                                $4,462       $4,815       $5,000
                                          ======       ======       ======

                    CONESVILLE COAL PREPARATION COMPANY
              STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
               CUSTOMER BILLINGS FOR COAL WASHING SERVICES
            BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995

Services Rendered to
Columbus Southern         Raw             Clean
Power Company's          Coal              Coal
Conesville Plant*        Input  Rejects   Output  Unit Price  Amount
  (Month/Year)          (tons)   (tons)   (tons)  (per ton)   (000)
October 1995            210,243  27,294   182,949    $4.16     $761

November 1995           223,963  31,069   192,894    $3.97     $765

December 1995           167,313  22,629   144,684    $4.63     $670


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

                   CONESVILLE COAL PREPARATION COMPANY
                     STATEMENTS OF COST OF OPERATION
            BY MONTH,FOR THE QUARTER ENDED DECEMBER 31, 1995
                           (UNAUDITED)

                                                                             Three
                                                                             Months
                                         October    November    December     Ended
                                          1995        1995        1995      12/31/95
                                                      (in thousands)
Labor-UMW*                                   $79         $78         $64        $221
Benefits-UMW*                                 49          39          69         157
Office Salaries and Benefits                  72          73          84         229
Operating Materials                           28          39          14          81
Maintenance - Materials and Services         108          84          63         255
Electricity                                   40          51          60         151
Other Billed Service                          17          13          58          88
Rentals                                      338         339         339       1,016
Amortization of Deferred Gain
  on Sale of Plant                           (20)        (20)        (19)        (59)
Depreciation                                   2           3           3           8
Cleaning Cost Normalization**                (12)         28        (127)       (111)
Other                                         52          31          50         133
                                           ----        ----        ----      ------
          Total                             $753        $758        $658      $2,169
                                           ====        ====        ====      ======

 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis
   (i.e., not itemized) and is eliminated by year-end.

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
                  COLUMBUS SOUTHERN POWER COMPANY
                  PRICE PER TON OF COAL DELIVERIES
          BY MONTH,FOR THE QUARTER ENDED DECEMBER 31, 1995


                                       October    November   December
                                        1995       1995       1995
Clean Coal Deliveries from
  Conesville Coal
  Preparation Plant (a)                 $40.89 (b) $39.63 (b) $40.49 (b)


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

       (b) Average price per ton.
